Santiago, April 29, 2026
Mrs.
Catherine Tornel León
President
Financial Markets Commission
Present

Ref.	Material Fact. Agreements of the Ordinary and Extraordinary Shareholders' Meetings

Mrs President,

In accordance with the provisions of the Securities Market Law, the General Banking Law, and other applicable regulations, we hereby inform you that the Ordinary Shareholders' Meeting of Banco Santander-Chile was held yesterday, April 28, 2026, and the following is attached:

1) A prominent notice published today informs that at the aforementioned Ordinary Shareholders' Meeting, the following individuals were elected as Directors: Rodrigo Vergara Montes (Independent), Juan Benavides Feliú (Independent), Orlando Poblete Iturrate (Independent), Mónica López-Monis Gallego, José Francisco Doncel Razola, María Francisca Yáñez Castillo (Independent), Gloria Hutt Hesse (Independent), Félix de Vicente Mingo (Independent), and Blanca Bustamante Bravo (Independent); and as Alternate Directors: Juan Pedro Santa María Pérez (Independent) and Alfonso Gómez Morales (Independent). At a board meeting held on the same date, Rodrigo Vergara Montes was appointed Chairman, and Félix de Vicente Mingo was appointed Vice Chairman.

2) A prominent notice was published today in the Santiago newspaper El Mercurio, announcing the resolution adopted at the aforementioned Ordinary Shareholders' Meeting to distribute a dividend of $3.353346317 per share, charged against the profits of fiscal year 2025. This dividend will be available to shareholders starting May 6, 2026, at the Bank's Head Office located at Bandera N°140, Santiago, and at any of its branches, both in the Metropolitan Region and throughout the rest of the country. Those registered in the Shareholders' Register as of midnight on April 29, 2026, are entitled to this dividend.

It is also reported that at an Extraordinary Shareholders' Meeting of Banco Santander-Chile, held on the same date and following the aforementioned Ordinary Shareholders' Meeting, the matters submitted for its consideration were approved. These included amending the bylaws regarding gender parity on the Board of Directors, eliminating the second vice-presidency, and other formal aspects to adapt them to current regulations, as well as a consolidated text. The applicable regulations will be followed in accordance with these matters.

Sincerely,

Andrés Trautmann Buc
CEO
Banco Santander Chile